

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2020

Michael Lawless
Chief Executive Officer
Clip Interactive, LLC
5755 Central Ave, Suite C
Boulder, CO 80301

   Re: Clip Interactive, LLC
    Amendment No. 2 to Registration Statement on Form S-1
    Filed July 17, 2020
    File No. 333-235891

Dear Mr. Lawless:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No.2 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition..., page 28

1. Please clarify how the COVID-19 pandemic has impacted, or is reasonably likely to impact, your plans to develop and deploy the new products that you discuss in the Business Section on page 36, including the impact on your ability to obtain additional financing to complete these plans.

Contractual obligations and commitments, page 34

2. Your disclosure indicates that the outstanding principal amount under your line of credit is due July 10, 2020 and that you are currently in discussions with the bank to extend the maturity date. Please update your disclosure to clarify the status of these discussions, including whether you are in default on the debt and any actions taken by the lender.

3.   Clarify that the company pays fees to the shareholder, and not the bank, pursuant to the collateral arrangement between the company and the shareholder. Disclose the current amount the company owes the shareholder under the collateral arrangement and how the company intends to pay these fees.

<u>Financial Statements for the three months ended March 31, 2020 (unaudited)</u>
<u>Notes to condensed financial statements (unaudited)</u>
<u>Note 10 - Subsequent Events, page F-17</u>

4.   Please disclose the date through which your subsequent events were evaluated for your March 31, 2020 financial statements. This comment also applies to any other interim financial statements you subsequently include in your filings.

You may contact Laura Veator, Staff Accountant, at 202-551-3716 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Stanley Moskowitz